Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal, QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES THE START OF PRODUCTION AT THE EAST AMPHI PROJECT

MONTREAL, January 23, 2006 - Richmont Mines announces that progressive mining at the East Amphi project was performed since the beginning of the month and that the rate of commercial production, approximately 16,500 tonnes per month, should be achieved in March 2006. The production schedule established for the year in progress plans for the extraction of approximately 200,000 tonnes of ore at an average grade of 4 g/t Au. The estimated rate of recovery at the mill is 97.5% for production of approximately 25,000 ounces of gold.

Results from bulk sample

In December 2005, a bulk sample of 25,920 metric tonnes of ore, of which 10,256 tonnes came from development and 15,664 tonnes came from four stopes, was processed at the Camflo Mill, located near the East Amphi property. In all, 3,231 ounces of gold were produced, and the average recovered grade for the entire batch was 3.97 g/t Au. The rate of recovery achieved at the mill was 97.8%.

For the ore mined from the stopes, the results of milling indicated an average grade of 4.25 g/t Au, or a 10% increase over the geological model. A survey of the stopes confirmed dilution of less than 8%. The figures for the tonnage and grades from the mine planning, the mining activity and the mill are reported in Table 1.

TABLE 1 REPORT FOR BULK SAMPLE							
	Tonnes planned, undiluted (metric)	Tonnes mined and surveyed (metric)	Dried tonnes milled (metric)	Planned grade, undiluted (g/t Au)	Grade mined based on surveying (g/t Au)	Mill head grade (g/t Au)	Recovered grade (g/t Au)
Development	10,600*	10,600	10,256	3.23	3.23	3.55	3.29
Stope 200-13	3,103	2,750	2,754	5.58	5.52	3.08	3.19
Stope 200-11	4,531	4,709	4,364	3.91	3.94	3.82	3.93
Stope 175-13	4,896	6,203	4,965	3.21	3.17	4.50	4.61
Stope 200-15	3,827	3,736	3,581	3.77	3.72	4.85	4.96
Total for stopes	**16,357**	**17,398**	**15,664**	**3.98**	**3.87**	**4.14**	**4.25**
Total bulk sample	**26,957**	**27,998**	**25,920**	**3.87**	**3.80**	**3.86**	**3.97**

* The planned tonnage is equivalent to the surveyed tonnage

Mineral resources

As shown in Table 2, measured and indicated resources as at December 31, 2005, were 1,390,700 metric tonnes at an average grade of 5.4 g/t Au, or 241,200 ounces. Resources were calculated with the Gemcom software for zones B2, BN and P and with the polygonal method on a longitudinal section for the other zones.

Zones	Measured resources			Indicated resources			Inferred resources		
	Tonnes (metric)	Grade (g/t Au)	Ounces	Tonnes (metric)	Grade (g/t Au)	Ounces	Tonnes (metric)	Grade (g/t Au)	Ounces
B2-BN	566,300	4.22	76,900	510,100	5.15	84,500	72,900	5.62	13,200
B1	94,700	6.80	20,700	6,600	8.68	1,800	25,900	8.30	6,900
A1-A2	37,000	7.26	8,600	170,500	7.25	39,700	117,000	5.91	22,250
A3	-	-	-	48,300	8.46	13,800	55,700	7.76	15,200
P	-	-	-	-	-	-	63,700	3.79	7,800
Total	698,000	4.73	106,200	735,500	5.92	139,800	335,200	6.06	65,350
Total mined in 2005	(42,800)	3.49	(4,800)	-	-	-	-	-	-
Total measured and indicated	1,390,700	5.40	241,200						

TABLE 2
ESTIMATE OF MINERAL RESOURCES
AS AT DECEMBER 31, 2005

The following technical parameters were used in estimating the resources:

- The geological envelope takes into account a cut-off grade of 3 g/t Au and a true thickness of 3 metres;
- The cut-off for high values was set at 30 g/t Au;
- The average density of ore was 2.8 tonnes/m^3;
- Composites of one metre inside the geological envelope were formed;
- A 30-metre spherical ellipsoid for research was used in the model;
- The method of interpolation by the inverse of the distance to the first power was employed;
- A maximum of 7 composites per drill hole and 15 composites in all was used.

For assessment by the polygonal method, the blocks of resources were defined on one section according to the dip and were projected onto a longitudinal section. Interpolation corresponds to half of the distance between the drill holes.

The categories of resources were calculated according to the zone of influence between the drill holes, which is 10 metres for measured resources, between 10 and 20 metres for indicated resources, and between 20 and 30 metres for inferred resources. Zone B2-BN was drilled along a drilling pattern of 10 metres laterally and from 10 to 15 metres vertically between levels 100 and 200, then 20 metres between levels 200 and 275.

Proven and probable reserves

Using the mineral resources identified in Table 2, the reserves were calculated on the basis of the following estimates:

TABLE 3 CRITERIA FOR EVALUATION	
Price of gold	US$450 (CAN$540)
Cut-off	3 g/t Au
Dilution	10% for B2-BN at a grade of 2.7 g/t Au (1.9 g/t Au under the level 200)
	20% for zones A1-A2-A3 and B1 at a grade of 0.5 g/t Au

As shown in Table 4, proven and probable reserves as at December 31, 2005, were 641,000 metric tonnes at a grade of 4.88 g/t Au, for a total of 100,510 ounces of gold.

TABLE 4 MINERAL RESERVES* AS AT DECEMBER 31, 2005						
Zones	Proven reserves			Probable reserves		
	Tonnes (metric)	Grade (g/t Au)	Ounces	Tonnes (metric)	Grade (g/t Au)	Ounces
B2-BN (to level 260 - elevation 4740)	289,000	4.04	37,500	136,300	5.19	22,740
A1-A2-B1	-	-	-	176,200	5.21	29,490
A3	-	-	-	39,500	8.49	10,780
Total	**289,000**	**4.04**	**37,500**	**352,000**	**5.57**	**63,010**
Total proven and probable reserves	**641,000**	**4.88**	**100,510**			

* Before mill recovery (97.5%)

Approximately 42% of the measured and indicated resources (oz) have been converted into minable reserves. Measured and indicated resources will be re-evaluated in view of the results of mining so as to convert additional resources into reserves during the course of operations in order to take advantage of the favourable market conditions.

Technical Report 43-101

Richmont Mines is currently working on the final version of Technical Report 43-101, which will be published on SEDAR and on the Company's Web site by mid-February 2006. This report will present all of the results of exploration obtained during the past two years.

Potential for exploration

The potential for exploration, which would allow for increasing the resources near the existing installations, appears promising. Below level 275 (elevation 4725), intersections in true thickness of 4.6 g/t Au/10.6 metres and 3.5 g/t Au/8.3 metres remain open and form a second lens of considerable size. In addition, the P zones, located in the porphyritic felsic intrusion less than 25 metres south of zones B2-BN, offer attractive potential. These zones, at a dip opposite to that of zones B and A, have been partly verified as being sub-parallel to the drill holes. The extensions of zones A and B also remain unexplored below level 300, located 300 metres below the surface.

The property contains the prolific Larder-Lake Cadillac Fault, extending over more than four kilometres, which remains largely unexplored. Other resources located near the surface have been identified on the property and will be assessed during the year 2006.

Outlook

As the project ramps up towards the rate of production, Richmont Mines is also assessing various alternatives to improve the profitability of the East Amphi property and to maximize its investments. During 2006, other drilling targets on the property will be verified and definition drilling will be performed with the aim of converting resources into reserves. The Company expects to announce on or around February 23, 2006, its audited financial results for the fiscal year ended December 31, 2005.

Richmont Mines is a mining company listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. A producer of gold for almost 15 years, Richmont Mines focuses its activities on the exploration, development and operation of underground gold mines in the Canadian provinces of Quebec, Ontario and Newfoundland.

Martin Rivard
President and Chief Executive Officer

National Instrument 43-101
The underground diamond-drilling programme, geological interpretation and calculation of the resources and reserves were performed by qualified persons, as defined by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M. Sc., P.Geo, MBA, principal geologist for exploration projects, who is employed by Richmont Mines.

The analyses of gold were performed at the laboratory of Chimitec in Val-d'Or. The samples were analysed through pyroanalysis with atomic absorption finishing on 30 grams of material. Values above 7 g/t for gold deposits were reassessed through pyroanalysis with gravimetric finishing on 30 grams of material. A quality-control programme involving the use of dummy samples and standardized samples was followed.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-American exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

- 30 -

For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor relations officer	Fax:	(514) 397-8620
Stock symbol: RIC	Listed on:	Toronto - Amex

Web site: www.richmont-mines.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K


REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___January___, 20<u>06</u>.

Commission File Number _____0-28816_____


Richmont Mines Inc.
(Translation of registrant's name into English)
110, avenue Principale, Rouyn-Noranda (Quebec) J9X 4P2
(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Richmont Mines Inc.
	(Registrant)

Date January 23, 2006	By Jean-Yves Laliberté (signed)
	(Signature)*
	Jean-Yves Laliberté
* Print the name and title under the signature of the signing officer.	Vice President, Finance

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